FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2016

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc., a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest media corporations. Unless the context otherwise requires, “Quebecor Media” or the “Corporation” refer to Quebecor Media Inc. and its subsidiaries. Quebecor Media operates in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its properties.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2016 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2015 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

During the fourth quarter of 2015, the Corporation changed its organizational structure and transferred its music distribution and production operations from the Sports and Entertainment segment to the Media segment. Accordingly, prior period figures in the Corporation’s segmented reporting have been reclassified to reflect those changes.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of segmented operating results.

HIGHLIGHTS SINCE END OF SECOND QUARTER 2016

•	Quebecor Media’s revenues totalled $998.3 million in the third quarter of 2016, a $23.8 million (2.4%) increase from the same period of 2015.

Telecommunications

•	The Telecommunications segment grew its revenues by $39.5 million (5.2%) and its adjusted operating income by $12.5 million (3.6%) in the third quarter of 2016.

•

In the third quarter of 2016, Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($27.6 million or 25.9%), Internet access ($14.3 million or 6.2%), business solutions ($10.6 million or 59.6%) and the Club illico over-the-top video service (“Club illico”) ($1.9 million or 32.2%).

•

Net increase of 54,700 revenue-generating units[1] (1.0%) the third quarter of 2016, including 38,800 connections to the mobile telephony service, 24,400 subscriptions to the cable Internet access service and 12,200 memberships in Club illico.

•	Videotron’s average monthly revenue per user (“ARPU”) increased by $9.64 (7.0%) from $136.94 in the third quarter of 2015 to $146.58 in the third quarter of 2016.

•

On September 20, 2016, Ericsson Canada Inc., École de technologie supérieure, Quartier de l’innovation de Montréal and Videotron announced a partnership to create the first open-air smart living laboratory in order to test all aspects of new, fifth-generation telecommunications technologies.

•

On September 13, 2016, 4Degrees Colocation Inc. (“4Degrees Colocation”), a subsidiary of Videotron, officially opened its Montréal data centre. The $40 million, 4,000-square-metre facility boasts one of the largest server rooms in Québec and is purpose-designed for data hosting.

[1]	The sum of subscriptions to the cable television, cable Internet access and Club illico services, plus subscriber connections to the cable and mobile telephony services.

•

On July 13, 2016, Videotron launched its Giga Fibre Hybrid Internet access service, which offers residential and business customers connection speeds of up to 940 Mbps. The product confirms Videotron’s status as the leader in high-speed Internet, an area in which it has been a trailblazer for more than 20 years.

Media

•

On October 24, 2016, TVA Group Inc. (“TVA Group”) announced the launch of the new TVA.CA website and the TVA mobile app, which give users free access to TVA programs in high definition, live or on demand. The site and app also support a series of other functionalities: users can catch up on shows from the previous seven days, watch exclusive original content, pause and resume play on a different screen, receive customized suggestions.

•

The first episode of La Voix Junior, which aired on TVA Network on October 2, 2016, drew an average audience of 2,060,000 (source: Numeris, French Quebec, preliminary results, Sunday, October 2, 2016, T2+). As of October 3, 2016, video content on the lavoixjunior.ca website, including contestants’ performances, had been viewed more than 126,000 times.

•

According to the spring 2016 Vividata survey, Le Journal de Montréal, Le Journal de Québec and the free daily 24 heures Montréal remain Québec’s news leaders with nearly 4.0 million readers per week across all platforms (print, mobile and Web). TVA Group’s Magazines business unit remains a Canadian industry leader with nearly 9.0 million readers per week across all platforms.

Sports and Entertainment

•

On September 12, 2016, the Videotron Centre completed its first full year of operation. During that period, the Videotron Centre hosted 93 sporting events and concerts, as well as 30 corporate events. In all, more than 1.1 million people passed through the turnstiles. The Videotron Centre’s diverse programming included prominent artists such as Metallica, Madonna, Muse, Rihanna, Justin Bieber, Pearl Jam and Bryan Adams. In August 2016, the Videotron Centre also presented a sold-out series of five concerts by Céline Dion, which were attended by more than 66,000 people. Finally, the Remparts de Québec of the Quebec Major Junior Hockey League drew more than 470,000 spectators during the 2015-2016 season, a record for a junior hockey team in Canada.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted operating income, cash flows from segment operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations, gain on litigation and other items, impairment of goodwill and other assets, loss on debt refinancing, income taxes, and loss from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its business segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. It therefore uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of adjusted operating income to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Adjusted operating income (loss):
Telecommunications	$363.6	$351.1	$1,084.8	$1,036.8
Media	34.5	42.9	38.7	47.9
Sports and Entertainment	(1.3)	(4.8)	(6.2)	(8.6)
Head Office	(3.5)	1.2	(6.7)	1.5

	393.3	390.4	1,110.6	1,077.6
Depreciation and amortization	(161.5)	(167.9)	(483.7)	(515.1)
Financial expenses	(76.7)	(74.4)	(225.4)	(230.4)
(Loss) gain on valuation and translation of financial instruments	(0.7)	1.8	(0.6)	2.6
Restructuring of operations, gain on litigation and other items	(1.2)	135.2	(15.2)	125.1
Impairment of goodwill and other assets	(40.9)	(197.0)	(40.9)	(227.0)
Loss on debt refinancing	—	—	—	(12.1)
Income taxes	(40.2)	(50.8)	(103.3)	(81.6)
Loss from discontinued operations	—	(2.7)	—	(18.8)

Net income	$72.1	$34.6	$241.5	$120.3

Cash Flows from Segment Operations

Cash flows from segment operations represents adjusted operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. The Corporation’s definition of cash flows from segment operations may not be identical to similarly titled measures reported by other companies. When cash flows from segment operations is reported, a reconciliation to adjusted operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

KEY PERFORMANCE INDICATOR

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average basic customer from its cable television, Internet access, cable and mobile telephony services and Club illico. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing the combined revenues from its cable television, Internet access, cable and mobile telephony services and Club illico by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2016/2015 third quarter comparison

Revenues: $998.3 million, a $23.8 million (2.4%) increase.

•	Revenues increased in Telecommunications ($39.5 million or 5.2% of segment revenues) and in Sports and Entertainment ($1.6 million or 25.8%).

•	Revenues decreased in Media ($17.3 million or -7.2%).

Adjusted operating income: $393.3 million, a $2.9 million (0.7%) increase.

•	Adjusted operating income increased in Telecommunications ($12.5 million or 3.6% of segment adjusted operating income). There was a favourable variance in Sports and Entertainment ($3.5 million).

•

Adjusted operating income decreased in Media ($8.4 million or -19.6%). There was an unfavourable variance at Head Office ($4.7 million), essentially due to an unfavourable variance in the stock-based compensation charge.

•

The change in the fair value of Quebecor Media stock options resulted in a $1.9 million unfavourable variance in the stock-based compensation charge in the third quarter of 2016 compared with the same period of 2015. The change in the fair value of Quebecor stock options and of Quebecor stock-price-based share units resulted in a $4.2 million unfavourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2016.

Net income attributable to shareholders: $82.3 million in the third quarter of 2016, compared with $45.9 million in the same period of 2015, a $36.4 million increase.

•	The favourable variance was due primarily to:

•	$156.1 million decrease in non-cash charge for impairment of goodwill and other assets, including $45.0 million without any tax consequences;

•	$6.4 million decrease in the depreciation and amortization charge;

•	$2.9 million increase in adjusted operating income;

•	$2.7 million favourable variance in the loss related to discontinued operations.

Partially offset by:

•	$136.4 million unfavourable variance in the charge for restructuring of operations, gain on litigation and other items;

•	$2.5 million unfavourable variance in gains and losses on valuation and translation of financial instruments;

•	$2.3 million increase in financial expenses.

Depreciation and amortization charge: $161.5 million in the third quarter of 2016, a $6.4 million decrease due primarily to the end of the accounting useful lives of some assets acquired as part of the acquisition of Videotron in October 2000.

Financial expenses: $76.7 million, a $2.3 million increase caused mainly by higher average indebtedness, partially offset by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates and a favourable variance in gains and losses on foreign currency translation of short-term monetary items.

Loss on valuation and translation of financial instruments: $0.7 million in the third quarter of 2016 compared with a $1.8 million gain in the same period of 2015, a $2.5 million unfavourable variance caused essentially by gains and losses on the ineffective portion of fair value hedges.

Charge for restructuring of operations, gain on litigation and other items: $1.2 million in the third quarter of 2016, compared with a $135.2 million gain in the same period of 2015, an unfavourable variance of $136.4 million.

•

In the third quarter of 2016, Quebecor Media’s segments recorded charges for restructuring of operations and other items totalling $1.2 million ($3.9 million in the same period of 2015). The recorded charges were essentially attributable to various workforce-reduction programs in the Corporation’s business segments and to customer migration from analog to digital services at Videotron.

•

On March 6, 2015, the Québec Court of Appeal ruled in favour of Videotron and TVA Group and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”) to pay Videotron compensation in the amount of $135.3 million and TVA Group compensation in the amount of $0.6 million, including interest, for having failed to implement an appropriate security system in a timely manner to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. On October 15, 2015, the Supreme Court of Canada denied Bell ExpressVu leave to appeal the decision. A $139.1 million gain on litigation was recorded in the statement of income in the third quarter of 2015.

Charge for impairment of goodwill and other assets: $40.9 million in the third quarter of 2016, compared with $197.0 million in the third quarter of 2015, a favourable variance of $156.1 million.

•

In the third quarter of 2016, Quebecor Media performed impairment tests on its Magazines cash-generating unit (“CGU”) in view of the downtrend in the industry’s advertising revenues. Quebecor Media concluded that the recoverable amount of its Magazines CGU was less than its carrying amount. Accordingly, a $40.1 million non-cash goodwill impairment charge (without any tax consequences) was recorded in the third quarter of 2016. As well, a charge for impairment of intangible assets totalling $0.8 million was recorded in the Media segment in the third quarter of 2016.

•

In the third quarter of 2015, Quebecor Media completed its annual review of its three-year strategic plan. Declining newspaper and commercial printing volumes and continuing pressure on advertising revenues in the newspapers and television businesses led Quebecor Media to perform additional impairment tests on its Newspapers and Broadcasting CGUs. Quebecor Media concluded that the recoverable amount of its Newspapers and Broadcasting CGUs was less than their carrying amount. Accordingly, a $55.0 million non-cash goodwill impairment charge (without any tax consequences) and an $81.9 million non-cash impairment charge on other assets, relating mainly to the assets of the Mirabel printing plant, were recorded for the Newspapers CGU in the third quarter of 2015. A $60.1 million impairment charge on TVA Network’s broadcasting licences (including $30.1 million without any tax consequences) was recorded for the Broadcasting CGU in the third quarter of 2015.

Income tax expense: $40.2 million in the third quarter of 2016 (effective tax rate of 26.4%), compared with $50.8 million in the same period of 2015 (effective tax rate of 29.3%), a $10.6 million favourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•	The favourable variance in the income tax expense was due to the decrease in taxable income for tax purposes and the reduction in the effective tax rate.

•	The favourable variance in the effective tax rate was due to the impact of the tax rate mix on the various components of the gain or loss on valuation and translation of financial instruments.

2016/2015 year-to-date comparison

Revenues: $2.97 billion, a $98.9 million (3.4%) increase.

•	Revenues increased in Telecommunications ($116.7 million or 5.2% of segment revenues) and in Sports and Entertainment ($11.7 million or 89.3%).

•	Revenues decreased in Media ($33.7 million or -4.8%).

Adjusted operating income: $1.11 billion, a $33.0 million (3.1%) increase.

•

Adjusted operating income increased in Telecommunications ($48.0 million or 4.6% of segment adjusted operating income). There was a favourable variance in Sports and Entertainment ($2.4 million or 27.9%).

•

Adjusted operating income decreased in Media ($9.2 million or -19.2%). There was an unfavourable variance at Head Office ($8.2 million), essentially due to an unfavourable variance in the stock-based compensation charge.

•

The change in the fair value of Quebecor Media stock options resulted in a $2.7 million unfavourable variance in the stock-based compensation charge in the first nine months of 2016 compared with the same period of 2015. The change in the fair value of Quebecor stock options and Quebecor stock-price-based share units resulted in an $8.0 million unfavourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2016.

Net income attributable to shareholders: $255.9 million in the first nine months of 2016, compared with $140.1 million in the same period of 2015, a $115.8 million increase.

•	The favourable variance was due primarily to:

•	$186.1 million decrease in non-cash charge for impairment of goodwill and other assets, including $75.0 million without any tax consequences;

•	$33.0 million increase in adjusted operating income;

•	$31.4 million decrease in the depreciation and amortization charge;

•	$18.8 million favourable variance in the loss related to discontinued operations;

•	$12.1 million favourable variance due to recognition of a loss on debt refinancing in the second quarter of 2015;

•	$5.0 million decrease in financial expenses.

Partially offset by:

•	$140.3 million unfavourable variance in the charge for restructuring of operations, gain on litigation and other items;

•	$21.7 million unfavourable variance in the income tax expense;

•	$5.4 million unfavourable variance in non-controlling interest;

•	$3.2 million unfavourable variance in gains and losses on valuation and translation of financial instruments.

Depreciation and amortization charge: $483.7 million, a $31.4 million decrease due primarily to the impact of the end of amortization of spectrum in the Telecommunications segment in the second quarter of 2015, in accordance with a change in the estimated useful lives of the licences, and the end of the accounting useful lives of some assets acquired as part of the acquisition of Videotron in October 2000.

Financial expenses: $225.4 million, a $5.0 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates and a favourable variance in gains and losses on foreign currency translation of short-term monetary items, partially offset by higher average indebtedness.

Loss on valuation and translation of financial instruments: $0.6 million in the first nine months of 2016 compared with a $2.6 million gain in the same period of 2015, a $3.2 million unfavourable variance caused essentially by gains and losses on the ineffective portion of fair value hedges and cash flow hedges.

Charge for restructuring of operations, gain on litigation and other items: $15.2 million in the first nine months of 2016, compared with a $125.1 million gain in the same period of 2015, a $140.3 million unfavourable variance.

•

In the first nine months of 2016, Quebecor Media’s segments recorded charges for restructuring of operations and other items totalling $15.2 million ($14.0 million in the same period of 2015). The recorded charges were essentially attributable to various workforce-reduction programs in the Corporation’s business segments and to customer migration from analog to digital services at Videotron.

•

On March 6, 2015, the Québec Court of Appeal ruled in favour of Videotron and TVA Group and ordered Bell ExpressVu to pay Videotron compensation in the amount of $135.3 million and TVA Group compensation in the amount of $0.6 million, including interest, for having failed to implement an appropriate security system in a timely manner to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. On October 15, 2015, the Supreme Court of Canada denied Bell ExpressVu leave to appeal the decision. A $139.1 million gain on litigation was recorded in the statement of income in the third quarter of 2015.

Charge for impairment of goodwill and other assets: $40.9 million in the first nine months of 2016, compared with $227.0 million in the same period of 2015, a $186.1 million favourable variance.

•

In the third quarter of 2016, Quebecor Media performed impairment tests on its Magazines CGU in view of the downtrend in the industry’s advertising revenues. Quebecor Media concluded that the recoverable amount of its Magazines CGU was less than its carrying amount. Accordingly, a $40.1 million non-cash goodwill impairment charge (without any tax consequences) was recorded in the third quarter of 2016. As well, a charge for impairment of intangible assets totalling $0.8 million was recorded in the Media segment in the third quarter of 2016.

•

In the third quarter of 2015, Quebecor Media completed its annual review of its three-year strategic plan. Declining newspaper and commercial printing volumes and continuing pressure on advertising revenues in the newspapers and television businesses led Quebecor Media to perform additional impairment tests on its Newspapers and Broadcasting CGUs. Quebecor Media concluded that the recoverable amount of its Newspapers and Broadcasting CGUs was less than their carrying amount. Accordingly, a $55.0 million non-cash goodwill impairment charge (without any tax consequences) and an $81.9 million non-cash impairment charge on other assets, relating mainly to the assets of the Mirabel printing plant, were recorded for the Newspapers CGU in the third quarter of 2015. A $60.1 million impairment charge on TVA Network’s broadcasting licences (including $30.1 million without any tax consequences) was recorded for the Broadcasting CGU in the third quarter of 2015.

•

In the second quarter of 2015, Quebecor Media performed an annual impairment test on the Newspapers CGU, which continued to be affected by the shift to digital and by challenging market conditions. Quebecor Media concluded that the recoverable amount based on fair value less disposal costs was less than the carrying amount of this CGU. Accordingly, the Media segment recorded a $30.0 million non-cash goodwill impairment charge, without any tax consequences.

Loss on debt refinancing: $12.1 million in the first nine months of 2015.

•

In accordance with a notice issued on June 16, 2015, Videotron redeemed, on July 16, 2015, the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, at a redemption price of 101.521% of their principal amount, and unwound the related hedges in an asset position. A $0.2 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption, including a $2.1 million net gain previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on June 16, 2015, Videotron redeemed, on July 16, 2015, the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million, at a redemption price of 103.563% of their principal amount. A $13.6 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption.

•

In accordance with a notice issued on March 11, 2015, Videotron redeemed, on April 10, 2015, the entirety of its 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, at a redemption price of 100% of their principal amount, and unwound the related hedges in an asset position. A $1.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2015 in connection with this redemption, including a $1.8 million gain previously recorded in “Other comprehensive income.”

Income tax expense: $103.3 million in the first nine months of 2016 (effective tax rate of 26.8%), compared with $81.6 million in the same period of 2015 (effective tax rate of 24.3%), a $21.7 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•	The unfavourable variance in the income tax expense was mainly due to the increase in taxable income for tax purposes and the increase in the effective tax rate.

•

The unfavourable variance in the effective tax rate was mainly due to the impact of a decrease in deferred income tax liabilities in the second quarter of 2015, in light of developments in tax audits, jurisprudence and tax legislation.

SEGMENTED ANALYSIS

Telecommunications

Third quarter 2016 operating results

Revenues: $793.7 million in the third quarter of 2016, a $39.5 million (5.2%) increase.

•

Revenues from the mobile telephony service increased $27.6 million (25.9%) to $134.1 million, essentially due to the increase in the number of subscriber connections and higher net revenue per connection.

•

Revenues from Internet access services increased $14.3 million (6.2%) to $245.7 million, mainly because of higher per-subscriber revenues, increases in some rates, increased usage and customer base growth.

•

Combined revenues from all cable television services decreased $7.5 million (-2.9%) to $252.7 million, due primarily to the impact of the net decrease in the customer base, higher discounts, and a decrease in video-on-demand and pay TV orders, partially offset by increases in some rates and increased revenues from the leasing of digital set-top boxes.

•

Revenues from the cable telephone service decreased $7.5 million (-6.6%) to $105.9 million, mainly because of the impact of the net decrease in subscribers, lower per-subscriber revenues and higher discounts.

•	Revenues from Club illico increased $1.9 million (32.2%) to $7.8 million, essentially because of subscriber growth.

•

Revenues of Videotron Business Solutions increased $10.6 million (59.6%) to $28.4 million, due primarily to the impact of the acquisition of Fibrenoire Inc. (“Fibrenoire”) on January 7, 2016, and higher revenues at 4Degrees Colocation, acquired on March 11, 2015.

•	Revenues from customer equipment sales increased $0.8 million (5.6%) to $15.2 million.

•	Revenues of the Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) retail chain decreased $0.3 million (-14.3%) to $1.8 million, mainly because of the impact of store closings.

•	Other revenues decreased $0.5 million (-19.2%) to $2.1 million.

ARPU: $146.58 in the third quarter of 2016 compared with $136.94 in the same period of 2015, an increase of $9.64 (7.0%).

Customer statistics

Revenue generating units – As of September 30, 2016, the total number of revenue generating units stood at 5,703,100, an increase of 54,700 (1.0%) in the third quarter of 2016 (compared with an increase of 85,800 in the third quarter of 2015) and a 12-month increase of 97,200 (1.7%) (Table 2). Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico services, plus subscriber connections to the cable and mobile telephony services.

Mobile telephony service – As of September 30, 2016, the number of subscriber connections to the mobile telephony service stood at 867,700, an increase of 38,800 (4.7%) in the third quarter of 2016 (compared with an increase of 39,600 in the third quarter of 2015) and a 12-month increase of 125,200 (16.9%) (Table 2).

Cable Internet access – As of September 30, 2016, the number of subscribers to cable Internet access services stood at 1,596,100, an increase of 24,400 (1.6%) in the third quarter of 2016 (compared with an increase of 20,400 in the same period of 2015) and a 12-month increase of 36,600 (2.3%) (Table 2). At the end of the third quarter of 2016, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,833,000 homes and businesses passed by Videotron’s network as of September 30, 2016, up from 2,799,800 one year earlier) of 56.3% compared with 55.7% a year earlier.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 1,800 (-0.1%) in the third quarter of 2016 (compared with a decrease of 1,700 in the second quarter of 2015) and by 50,200 (-2.9%) in the 12-month period ended September 30, 2016 (Table 2). At the end of the third quarter of 2016, Videotron had 1,695,700 subscribers to its cable television services. The household and business penetration rate was 59.9% versus 62.4% a year earlier.

•

As of September 30, 2016, the number of subscribers to the illico Digital TV service stood at 1,570,800, an increase of 11,000 (0.7%) in the third quarter of 2016 (compared with an increase of 11,800 in the second quarter of 2015) and a 12-month increase of 6,200 (0.4%). As of September 30, 2016, illico Digital TV had a household and business penetration rate of 55.4% versus 55.9% a year earlier.

•

The customer base for analog cable television services decreased by 12,800 (-9.3%) in the third quarter of 2016 (compared with a decrease of 13,500 in the same period of 2015) and by 56,400 over a 12-month period.

Cable telephony service – As of September 30, 2016, the number of subscriber connections to the cable telephony service stood at 1,265,100, a decrease of 18,900 (-1.5%) in the third quarter of 2016 (compared with a decrease of 8,200 in the third quarter of 2015) and a 12-month decrease of 64,400 (-4.8%) (Table 2). At September 30, 2016, the cable telephony service had a household and business penetration rate of 44.7% versus 47.5% a year earlier.

Club illico – As of September 30, 2016, the number of subscribers to Club illico stood at 278,500, an increase of 12,200 (4.6%) in the third quarter of 2016 (compared with an increase of 35,700 in the third quarter of 2015) and a 12-month increase of 50,000 (21.9%) (Table 2).

Table 2

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	Sept. 2016	June 2016	March 2016	Dec. 2015	Sept. 2015	June 2015	March 2015	Dec. 2014
Mobile telephony[1]	867.7	828.9	795.7	768.6	742.5	702.9	662.1	632.8
Cable Internet	1,596.1	1,571.7	1,578.1	1,568.2	1,559.5	1,539.1	1,543.1	1,537.5
Cable television:
Analog	124.9	137.7	153.1	166.3	181.3	194.8	215.1	228.7
Digital	1,570.8	1,559.8	1,568.9	1,570.6	1,564.6	1,552.8	1,555.5	1,553.6

	1,695.7	1,697.5	1,722.0	1,736.9	1,745.9	1,747.6	1,770.6	1,782.3
Cable telephony[1]	1,265.1	1,284.0	1,304.3	1,316.3	1,329.5	1,337.7	1,344.6	1,349.0
Club illico	278.5	266.3	265.2	257.5	228.5	192.8	186.8	177.7

Total (revenue-generating units)	5,703.1	5,648.4	5,665.3	5,647.5	5,605.9	5,520.1	5,507.2	5,479.3

[1]	In thousands of connections

Adjusted operating income: $363.6 million in the third quarter of 2016, a $12.5 million (3.6%) increase caused mainly by:

•	impact of the revenue increase.

Partially offset by:

•	impact of the increased loss incurred on mobile device sales, partially offset by the favourable impact of “bring your own device” plans.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, rose to 54.2% in the third quarter of 2016 compared with 53.4% in the same period of 2015, mainly because of the increased loss incurred on mobile device sales.

Year-to-date operating results

Revenues: $2.35 billion, a $116.7 million (5.2%) increase essentially due to the same factors as those noted above in the discussion of third quarter 2016 results.

•	Revenues from mobile telephony service increased $81.2 million (27.8%) to $373.3 million.

•	Revenues from Internet access services increased $49.0 million (7.2%) to $730.2 million.

•	Combined revenues from all cable television services decreased $22.2 million (-2.8%) to $768.1 million.

•	Revenues from cable telephony service decreased $26.5 million (-7.6%) to $320.0 million.

•	Revenues from Club illico increased $6.2 million (37.3%) to $22.8 million.

•	Revenues of Videotron Business Solutions increased $30.0 million (58.8%) to $81.0 million.

•	Revenues from customer equipment sales increased $1.4 million (3.8%) to $38.5 million.

•	Revenues of the SuperClub Vidéotron retail chain decreased $1.4 million (-20.9%) to $5.3 million.

•	Other revenues decreased $0.9 million (-10.8%) to $7.4 million.

ARPU: $143.64 in the first nine months of 2016, compared with $134.19 in the same period of 2015, a $9.45 (7.0%) increase.

Customer statistics

Revenue-generating units – 55,600-unit increase in the first nine months of 2016 compared with an increase of 126,600 in the same period of 2015.

Mobile telephony service – 99,100 (12.9%) subscriber-connection increase in the first nine months of 2016 compared with an increase of 109,700 in the same period of 2015.

Cable Internet access – 27,900 (1.8%) customer increase in the first nine months of 2016 compared with an increase of 22,000 in the same period of 2015.

Cable television – 41,200 (-2.4%) decrease in the combined customer base for all of Videotron’s cable television services in the first nine months of 2016 compared with a decrease of 36,400 in the same period of 2015.

•	Subscriptions to illico Digital TV service increased by 200 in the first nine months of 2016 compared with an increase of 11,000 in the same period of 2015.

•	Subscriptions to analog cable television services decreased by 41,400 (-24.9%) in the first nine months of 2016 compared with a decrease of 47,400 in the same period of 2015.

Cable telephony service – 51,200 (-3.9%) customer decrease in the first nine months of 2016 compared with a decrease of 19,500 in the same period of 2015.

Club illico –21,000 (8.2%) subscriber increase in the first nine months of 2016 compared with an increase of 50,800 in the same period of 2015.

Adjusted operating income: $1.08 billion, a $48.0 million (4.6%) increase caused primarily by:

•	impact of the revenue increase.

Partially offset by:

•	impact of the increased loss incurred on mobile device sales, partially offset by the favourable impact of “bring your own device” plans;

•	increases in some operating expenses, primarily administrative expenses, customer service, technical and quality assurance services, and marketing.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.8% in the first nine months of 2016 compared with 53.5% in the same period of 2015.

Cash flows from operations

Quarterly cash flows from segment operations: $184.1 million compared with $150.9 million in the third quarter of 2015, an increase of $33.2 million (Table 3).

•

The increase was due primarily to a $19.8 million decrease in additions to property, plant and equipment and to intangible assets, mainly reflecting the decrease in spending on the LTE network, and to the $12.5 million increase in adjusted operating income.

Year-to-date cash flows from segment operations: $485.8 million compared with $495.6 million in the same period of 2015 (Table 3).

•

The $9.8 million decrease was due primarily to a $57.8 million increase in additions to property, plant and equipment and to intangible assets, reflecting in part investment in the data centres and in expanding the capacity of the LTE network, partially offset by the $48.0 million increase in adjusted operating income.

Table 3: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Adjusted operating income	$363.6	$351.1	$1,084.8	$1,036.8
Additions to property, plant and equipment	(152.0)	(177.8)	(507.9)	(481.0)
Additions to intangible assets (excluding spectrum)	(28.7)	(22.7)	(93.3)	(62.4)
Proceeds from disposal of assets	1.2	0.3	2.2	2.2

Cash flows from segment operations	$184.1	$150.9	$485.8	$495.6

Media

Third quarter 2016 operating results

Revenues: $221.7 million in the third quarter of 2016, a $17.3 million (-7.2%) decrease.

•	Broadcasting revenues increased $4.1 million (4.9%), mainly due to:

•	higher commercial production revenues at TVA Network;

•	higher advertising and subscription revenues at the TVA Sports specialty channel.

Partially offset by:

•	lower advertising revenues at the TVA Network.

•

Film production and audiovisual service revenues decreased by $5.5 million (-25.6%), mainly because of lower revenues from soundstage and equipment leasing due to fewer productions in the third quarter of 2016 than in the same period of 2015. Revenues from visual effects and post-production increased.

•	Newspaper publishing revenues decreased $8.2 million (-14.8%).

•	Advertising revenues decreased 16.7%; circulation revenues increased 1.0%; digital revenues increased 3.3%; combined revenues from commercial printing and other sources decreased 25.6%.

•

Magazine publishing revenues decreased by $5.0 million (-14.3%) in the third quarter of 2016, mainly because of the impact of the discontinuation of some titles, combined with a decrease in newsstand sales and in advertising revenues.

•	Revenues of Quebecor Media Out of Home increased by $1.2 million (40.0%), essentially because of higher advertising revenues, including digital revenues.

•

Book distribution and publishing revenues decreased by $2.0 million (-5.6%), primarily as a result of lower volume in bookstore and mass market distribution and decreased sales of general literature, partially offset by higher scholastic sales.

•	Music distribution and production revenues decreased $0.1 million (-1.0%).

Adjusted operating income: $34.5 million in the third quarter of 2016, an $8.4 million (-19.6%) decrease compared with the same period of 2015.

•	Adjusted operating income from broadcasting operations decreased by $8.0 million (-41.7%) due to:

•	higher operating expenses at TVA Sports and TVA Network, including content costs;

•	lower advertising revenues at TVA Network.

Partially offset by:

•	favourable impact of higher advertising and subscription revenues at TVA Sports.

•	Adjusted operating income from film production and audiovisual services decreased by $4.1 million (-52.6%), mainly because of the impact of decreased soundstage and equipment leasing revenues.

•	Adjusted operating income from newspaper publishing increased by $0.6 million (15.8%) due to:

•	favourable impact on adjusted operating income of reduced operating expenses, including the impact of restructuring initiatives.

Partially offset by:

•	impact of the revenue decrease.

•

Adjusted operating income from magazine publishing increased by $1.9 million (50.0%), mainly because of the impact of the decrease in operating expenses, including administrative, selling and production expenses, partially offset by the impact of the revenue decrease.

•	The adjusted operating income of Quebecor Media Out of Home showed a $0.9 million favourable variance, mainly because of the impact of the revenue increase.

•	Adjusted operating income from book distribution and publishing increased by $0.4 million (4.2%), primarily as a result of the impact of reductions in some operating expenses.

•	Adjusted operating income from music distribution and production showed a $0.5 million favourable variance, mainly because of higher profit margins and decreases in some operating expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 84.4% in the third quarter of 2016 compared with 82.1% in the same period of 2015. The increase was mainly due to the large fixed component of operating costs, which does not fluctuate in proportion to the decrease in revenues, partially offset by the impact of decreases in some operating expenses, mainly at TVA Network, in newspaper and magazine publishing, and in book distribution and publishing.

Year-to-date operating results

Revenues: $672.0 million in the first nine months of 2016, a $33.7 million (-4.8%) decrease.

•	Broadcasting revenues increased $1.0 million (0.3%), mainly due to:

•	increased subscription revenues at the specialty channels, including TVA Sports, addikTV, MOI&cie and Casa;

•	higher commercial production revenues at TVA Network.

Partially offset by:

•	lower advertising revenues at TVA Sports, mainly because the Montréal Canadiens failed to qualify for the National Hockey League playoffs in Spring 2016, and at LCN.

•

Film production and audiovisual service revenues decreased by $7.5 million (-14.5%), mainly because of lower revenues from soundstage and equipment leasing due to fewer productions in the first nine months of 2016 than in the same period of 2015 and to lower revenues from visual effects. Post-production revenues increased.

•	Newspaper publishing revenues decreased $27.5 million (-15.6%).

•	Advertising revenues decreased 15.9%; circulation revenues increased 2.3%; digital revenues increased 3.2%; combined revenues from commercial printing and other sources decreased 30.1%.

•

Magazine publishing revenues increased by $5.5 million (6.8%), mainly because of the favourable impact on revenues of the acquisition of magazines from Transcontinental Inc. (“Transcontinental”) on April 12, 2015, partially offset by the impact of the discontinuation of some titles and the decrease in advertising and newsstand revenues.

•	Revenues of Quebecor Media Out of Home increased by $2.3 million (27.1%), mainly because of higher advertising revenues, including digital revenues.

•

Book distribution and publishing revenues decreased by $3.3 million (-4.2%), primarily as a result of lower volume in mass market and bookstore distribution, partially offset by higher scholastic sales.

•	Music distribution and production revenues decreased $1.9 million (-6.0%) as a result of the impact of the reorganization of some business units and lower album production revenues.

Adjusted operating income: $38.7 million for the first nine months of 2016, a $9.2 million (-19.2%) decrease.

•	Adjusted income from broadcasting operations decreased $6.5 million (-57.0%) due to:

•	impact of lower advertising revenues at TVA Sports;

•	increases in operating expenses, including administrative and selling expenses.

Partially offset by:

•	favourable impact of higher subscription revenues at the specialty services.

•	Adjusted operating income from film production and audiovisual services decreased by $6.3 million (-48.1%), mainly because of the impact of lower soundstage and equipment leasing revenues.

•	Adjusted operating income from newspaper publishing decreased by $4.6 million (-35.9%) due to:

•	impact of the revenue decrease.

Partially offset by:

•	favourable impact on adjusted operating income of reduced operating expenses, including the impact of restructuring initiatives.

•

Adjusted operating income from magazine publishing increased by $5.7 million (95.0%). The increase was mainly due to the impact of a decrease in operating expenses, including selling, administrative and production expenses, and the inclusion of the income of the magazines acquired from Transcontinental on April 12, 2015, partially offset by the impact of the decrease in revenues on a same-store basis.

•	The adjusted operating loss of Quebecor Media Out of Home decreased by $1.7 million (85.0%) as a result of the impact of the increase in revenues.

•

Adjusted operating income from book distribution and publishing increased by $2.0 million (26.0%), due primarily to the reduction in some operating expenses, including selling and administrative expenses for distribution and general literature, and the impact of increased revenues from scholastic publishing.

•

Adjusted operating income from music distribution and production showed a $0.8 million favourable variance, in part because of improved profit margins and decreases in some operating expenses, including administrative expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 94.2% in the first nine months of 2016, compared with 93.2% in the same period of 2015. The increase was mainly due to the large fixed component of operating costs, which does not fluctuate in proportion to the decrease in revenues, partially offset by the impact of decreases in some operating expenses, mainly in newspaper and magazine publishing, book distribution and publishing, and in music distribution and production.

Cash flows from operations

Quarterly cash flows from segment operations: $22.1 million compared with $31.4 million in the third quarter of 2015 (Table 4). The $9.3 million unfavourable variance was primarily due to the $8.4 million decrease in adjusted operating income.

Year-to-date cash flows from segment operations: $2.3 million compared with $16.6 million in the same period of 2015 (Table 4). The $14.3 million unfavourable variance was mainly due to the $9.2 million decrease in adjusted operating income and the $5.2 million increase in additions to property, plant and equipment and to intangible assets.

Table 4: Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Adjusted operating income	$34.5	$42.9	$38.7	$47.9
Additions to property, plant and equipment	(10.1)	(9.1)	(28.9)	(24.8)
Additions to intangible assets	(2.4)	(2.4)	(7.6)	(6.5)
Proceeds from disposal of assets	0.1	—	0.1	—

Cash flows from segment operations	$22.1	$31.4	$2.3	$16.6

Sports and Entertainment

Third quarter 2016 operating results

Revenues: $7.8 million in the third quarter of 2016, a $1.6 million (25.8%) increase due primarily to:

•	addition of revenues from events at the Videotron Centre;

•	higher revenues from sporting events at Event Management Gestev Inc.;

•	naming rights revenues.

Adjusted operating loss: $1.3 million in the third quarter of 2016 compared with $4.8 million in the same period of 2015. The $3.5 million favourable variance was due primarily to startup costs for Videotron Centre management operations recognized in the third quarter of 2015 and the impact of the revenue increase.

Year-to-date operating results

Revenues: $24.8 million, an $11.7 million increase from the same period of 2015, due primarily to the same factors as those noted above in the discussion of third quarter 2016 operating results, as well as the reorganization of some business units.

Adjusted operating loss: $6.2 million in the first nine months of 2016 compared with $8.6 million in the same period of 2015. The $2.4 million (27.9%) favourable variance was due primarily to the impact of the revenue increase.

Cash flows from operations

Quarterly cash flows from segment operations: Negative $2.8 million compared with negative $43.1 million in the third quarter of 2015 (Table 5).

•

The $40.3 million favourable variance was due primarily to recognition in the third quarter of 2015 of a $33.0 million payment to Québec City for 25-year naming rights to the new Videotron Centre, plus spending on leasehold improvements and startup of the arena in the same period, combined with a $3.5 million decrease in the adjusted operating loss.

Year-to-date cash flows from segment operations: Negative $9.2 million compared with negative $51.9 million in the same period of 2015 (Table 5). The $42.7 million favourable variance was mainly due to the same factors as those noted above in the discussion of third quarter 2016 results.

Table 5: Sports and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Adjusted operating loss	$(1.3)	$(4.8)	$(6.2)	$(8.6)
Additions to property, plant and equipment	(0.7)	(4.0)	(1.9)	(8.7)
Additions to intangible assets	(0.8)	(34.3)	(1.1)	(34.6)

Cash flows from segment operations	$(2.8)	$(43.1)	$(9.2)	$(51.9)

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Third quarter 2016

Cash flows provided by continuing operating activities: $341.9 million in the third quarter of 2016 compared with $321.0 million in the same period of 2015.

•	The $20.9 million increase was due primarily to:

•

$177.4 million favourable change in non-cash operating assets and liabilities due primarily to favourable variances in accounts receivable, including the favourable impact on the 2016 comparative analysis of recognition in the third quarter of 2015 of a $139.1 million receivable in respect of a gain on litigation, deferred revenues and income tax payments in the Telecommunications segment;

•	$12.5 million increase in adjusted operating income in the Telecommunications segment.

Partially offset by:

•	$136.4 million unfavourable variance in the cash portion of the charge for restructuring of operations, gain on litigation and other items;

•	$20.2 million unfavourable variance in current income taxes;

•	$8.4 million decrease in adjusted operating income in the Media segment.

Year to date

Cash flows provided by operating activities: $814.2 million in the first nine months of 2016 compared with $664.4 million in the same period of 2015.

•	The $149.8 million increase was essentially due to:

•

$328.5 million favourable change in non-cash operating assets and liabilities due primarily to favourable variances in accounts receivable, including the favourable impact on the 2016 comparative analysis of recognition in the third quarter of 2015 of a $139.1 million receivable in respect of a gain on litigation, the provision for current income taxes, income tax payments and inventory in the Telecommunications segment;

•	$48.0 million increase in adjusted operating income in the Telecommunications segment;

•	$4.9 million decrease in the cash portion of financial expenses.

Partially offset by:

•	$140.3 million unfavourable variance in the cash portion of the charge for restructuring of operations, gain on litigation and other items;

•	$75.8 million increase in current income taxes;

•	$9.2 million decrease in adjusted operating income in the Media segment.

In the first nine months of 2016, reduced inventory in the Telecommunications segment, decreased income tax payments, higher profits in the Telecommunications segment and debt refinancing at lower interest rates had a positive impact on cash flows provided by continuing operating activities, while reduced profitability in the Media segment had an unfavourable impact.

Working capital: Negative $325.5 million at September 30, 2016 compared with negative $300.7 million at December 31, 2015. The $24.8 million unfavourable variance was mainly due to current variances in activity.

Investing activities

Third quarter 2016

Additions to property, plant and equipment: $163.8 million in the third quarter of 2016 compared with $190.9 million in the same period of 2015. The $27.1 million decrease, primarily in the Telecommunications segment, was mainly due to a lower level of spending on the LTE network.

Additions to intangible assets: $32.4 million in the third quarter of 2016 compared with $60.6 million in the same period of 2015. The $28.2 million decrease mainly reflects payment of $33.0 million to Québec City in the third quarter of 2015 for 25-year naming rights to the new Videotron Centre in the Sports and Entertainment segment.

Proceeds from disposal of assets: $1.3 million in the third quarter of 2016 compared with $0.5 million in the same period of 2015.

Business acquisitions: $1.2 million in the third quarter of 2015.

Business disposals: $12.1 million in the third quarter of 2015 consisting mainly of the sale of the retail operations of Archambault Group Inc. (“Archambault Group”) in the Telecommunications segment.

Year to date

Additions to property, plant and equipment: $541.1 million in the first nine months of 2016 compared with $514.6 million in the same period of 2015. The $26.5 million increase, primarily in the Telecommunications segment, was mainly due to investment in the data centres and in expanding the capacity of the LTE network.

Acquisitions of intangible assets: $104.2 million in the first nine months of 2016, compared with $325.1 million in the same period of 2015. The $220.9 million decrease was mainly due to:

•	payments totalling $218.8 million in the first nine months of 2015 for the acquisition of spectrum;

•	payment of $33.0 million to Québec City in the first nine months of 2015 for 25-year naming rights to the new Videotron Centre in the Sports and Entertainment segment.

Partially offset by:

•	increased spending on computer hardware and software in the Telecommunications segment in the first nine months of 2016.

Proceeds from disposal of assets: $2.3 million in the first nine months of 2016 compared with $2.4 million in the same period of 2015.

Business acquisitions: $119.1 million in the first nine months of 2016 compared with $92.0 million in the same period of 2015, a $27.1 million increase.

•	In the first nine months of 2016, business acquisitions consisted primarily in the acquisition of Fibrenoire by the Telecommunications segment.

•

In the first nine months of 2015, business acquisitions consisted primarily in the acquisition of 4Degrees Colocation by the Telecommunications segment and of Transcontinental magazines by the Media segment.

Business disposals: $3.0 million in the first nine months of 2016 compared with $316.3 million in the same period of 2015.

•	Business disposals in the first nine months of 2016 consisted of the balance of the selling price of Archambault Group’s retail operations.

•

Business disposals in the first nine months of 2015 consisted mainly of the sale of English-language newspaper businesses in Canada in the Media segment and the sale of Archambault Group’s retail operations in the Telecommunications segment.

Free cash flows from continuing operating activities

Third quarter 2016

Free cash flows from continuing operating activities: $147.0 million in the third quarter of 2016 compared with $70.0 million in the same period of 2015 (Table 6).

•	The $77.0 million favourable variance was mainly due to:

•	$27.1 million decrease in additions to property, plant and equipment;

•	$20.9 million increase in cash flows provided by continuing operating activities;

•	$28.2 million decrease in additions to intangible assets.

Year to date

Free cash flows from continuing operating activities: $171.2 million in the first nine months of 2016 compared with $45.9 million in the same period of 2015 (Table 6).

•	The $125.3 million favourable variance was mainly due to:

•	$149.8 million increase in cash flows provided by continuing operating activities.

Partially offset by:

•	$26.5 million increase in additions to property, plant and equipment.

Table 6

Cash flows provided by continuing operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Adjusted operating income (loss) :
Telecommunications	$363.6	$351.1	$1,084.8	$1,036.8
Media	34.5	42.9	38.7	47.9
Sports and Entertainment	(1.3)	(4.8)	(6.2)	(8.6)
Head Office	(3.5)	1.2	(6.7)	1.5

	393.3	390.4	1,110.6	1,077.6
Cash interest expense[1]	(74.9)	(72.9)	(220.2)	(225.1)
Cash portion of charge for restructuring of operations, gain on litigation and other items[2]	(1.2)	135.2	(15.2)	125.1
Current income taxes	(51.2)	(31.0)	(130.5)	(54.7)
Other	(0.4)	0.4	2.3	2.8
Net change in non-cash balances related to operating activities	76.3	(101.1)	67.2	(261.3)

Cash flows provided by continuing operating activities	341.9	321.0	814.2	664.4

Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets (excluding spectrum acquisition):
Telecommunications	(179.5)	(200.2)	(599.0)	(541.2)
Media	(12.4)	(11.5)	(36.4)	(31.3)
Sports and Entertainment	(1.5)	(38.3)	(3.0)	(43.3)
Head Office	(1.5)	(1.0)	(4.6)	(2.7)

	(194.9)	(251.0)	(643.0)	(618.5)

Free cash flows from continuing operating activities	$147.0	$70.0	$171.2	$45.9

[1]

Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation of short-term monetary items and other financial expenses (see note 4 to the consolidated financial statements).

[2]	Restructuring of operations, gain on litigation and other items (see note 6 to the condensed consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $151.0 million decrease in the first nine months of 2016. $152.1 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•	Summary of year-to-date debt reductions:

•

$182.2 million favourable impact of exchange rate fluctuations. The debt reduction attributable to this item was offset by a decrease in the asset (or increase in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•	current payments, totalling $10.9 million, on the term loan facilities of Videotron, TVA Group and Quebecor Media.

•	Summary of year-to-date debt increases:

•	$33.0 million increase in Videotron’s total drawings on its secured revolving credit facility;

•	$9.0 million increase in debt attributable to changes in the fair value related to hedged interest rate risk.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $801.6 million at September 30, 2016 compared with $953.7 million at December 31, 2015. The $152.1 million net unfavourable variance was mainly due to:

•	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•

unwinding of Quebecor Media’s hedging contracts in an asset position at maturity on March 15, 2016; the contracts had been repurposed to cover a portion of the term of 5.75% Senior Notes in the notional amount of US$431.3 million issued in 2012 and maturing in 2023.

Offset by:

•	favourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•

In June 2016, Quebecor Media amended its secured revolving credit facility to extend its term to July 2020 and Videotron amended its secured revolving credit facility and its unsecured revolving credit facility to extend their terms to July 2021. Some of the terms and conditions of the credit facilities were also amended.

Financial Position

Net available liquidity: $954.7 million at September 30, 2016 for Quebecor Media and its wholly owned subsidiaries, consisting of $985.1 million in available unused revolving credit facilities, less $30.4 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $5.68 billion at September 30, 2016, a $151.0 million decrease compared with December 31, 2015; $152.1 million net unfavourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $3.24 billion debt ($3.28 billion at December 31, 2015); TVA Group’s $70.4 million debt ($73.0 million at December 31, 2015); and Quebecor Media’s $2.38 billion debt ($2.48 billion at December 31, 2015).

As of September 30, 2016, minimum principal payments on long-term debt in the coming years were as follows :

Table 7

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended September 30

(in millions of Canadian dollars)

2017	$20.0
2018	24.0
2019	14.9
2020	479.7
2021	904.7
2022 and thereafter	4,231.0

Total	$5,674.3

The weighted average term of Quebecor Media’s consolidated debt was approximately 6.3 years as of September 30, 2016 (7.0 years as of December 31, 2015). As of September 30, 2016, after taking into account the hedging instruments, the debt consisted of approximately 82.4 % fixed-rate debt (82.8 % as of December 31, 2015) and 17.6 % floating-rate debt (17.2 % as of December 31, 2015).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions and dividend payments (or distribution of capital). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to their financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At September 30, 2016, the Corporation was in compliance with all required financial ratios.

Distributions declared and paid

•	On August 4, 2016, the Corporation declared a distribution, in the form of a reduction of paid-up capital, in the amount of $25.0 million, which was paid to shareholders on August 4, 2016.

•	On November 3, 2016, the Corporation declared a distribution, in the form of a reduction of paid-up capital, in the amount of $25.0 million, which was paid to shareholders on November 3, 2016.

Analysis of consolidated balance sheet at September 30, 2016

Table 8

Consolidated balance sheet of Quebecor Media

Analysis of main differences between September 30, 2016 and December 31, 2015

(in millions of Canadian dollars)

	Sept. 30, 2016	Dec. 31, 2015	Difference	Main reason for difference
Assets
Inventories	$189.9	$215.5	$(25.6)	Impact of current variances in activity

Property, plant and equipment	3,512.0	3,379.9	132.1	Additions to property, plant and equipment (see “Investing activities” above) and impact of acquisition of Fibrenoire, less depreciation for the period

Intangible assets	1,205.1	1,178.0	27.1	Additions to intangible assets (see “Investing activities” above) and impact of acquisition of Fibrenoire, less amortization for the period

Goodwill	2,731.8	2,678.4	53.4	Impact of acquisition of Fibrenoire less goodwill impairment in Media segment

Derivative financial instruments[1]	801.6	953.7	(152.1)	See “Financing activities”

Liabilities
Accounts payable and accrued charges	610.4	646.7	(36.3)	Impact of current variances in activity

Deferred revenues	350.1	321.5	28.6	Impact of current variances in activity

Income tax[2]	25.2	(19.5)	44.7	Increase in current income taxes

Long-term debt, including short-term portion and bank indebtedness	5,683.4	5,834.4	(151.0)	See “Financing activities”

Other liabilities	342.7	203.8	138.9	Loss on re-measurement of defined benefit plans

Deferred income tax[3]	488.8	560.6	(71.8)	Recovery of deferred income tax and tax benefits upon re-measurement of defined benefit plans and derivative financial instruments

[1]	Long-term assets less long-term liabilities.
[2]	Current liabilities less current assets.
[3]	Long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At September 30, 2016, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 9 below shows a summary of these contractual obligations.

Table 9

Contractual obligations of Quebecor Media as of September 30, 2016

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$5,674.3	$20.0	$38.9	$1,384.4	$4,231.0
Interest payments[2]	1,804.0	213.0	568.9	543.5	478.6
Operating leases	294.2	52.1	80.7	43.9	117.5
Additions to property, plant and equipment and other commitments	1,188.8	202.0	251.8	206.6	528.4
Derivative financial instruments[3]	(764.8)	5.2	(19.5)	(89.8)	(660.7)

Total contractual obligations	$8,196.5	$492.3	$920.8	$2,088.6	$4,694.8

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2016.
[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the third quarter of 2016, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $2.3 million ($2.6 million in the same period of 2015), which are included in purchase of goods and services. The Corporation made sales to affiliated corporations in the amount of $0.5 million ($0.5 million in the same period of 2015). These transactions were accounted for at the consideration agreed between the parties.

During the first nine months of 2016, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $6.8 million ($9.7 million in the same period of 2015), which are included in purchase of goods and services. The Corporation made sales to affiliated corporations in the amount of $2.1 million ($2.3 million in the same period of 2015). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the third quarter of 2016, the Corporation received an amount of $0.6 million, which is included as a reduction in employee costs ($0.5 million in the same period of 2015), and incurred management fees of $0.7 million ($0.5 million in the same period of 2015) with shareholders.

During the first nine months of 2016, the Corporation received an amount of $1.6 million, which is included as a reduction in employee costs ($1.5 million in the same period of 2015), and incurred management fees of $2.0 million ($1.5 million in the same period of 2015) with shareholders.

Regulatory Changes

On October 6, 2016, the Canadian Radio-television and Telecommunications Commission (“CRTC”) ordered a significant reduction to existing interim rates for the capacity charge tariff component of wholesale high-speed access service pending approval of final rates. The interim rate reductions took effect immediately. The CRTC will assess the extent to which, if at all, retroactivity will apply when wholesale high-speed access service rates are set on a final basis. On September 20, 2016, the CRTC released a decision addressing the technical implementation of a new, disaggregated, wholesale high-speed access service, a service that will also provide access to fibre-to-the-home facilities. This decision, while requiring adjustments to Videotron’s proposed disaggregated architecture, is generally consistent with the positions submitted in the filings of Videotron. Proposed tariffs and supporting cost studies for the new service are to be filed on November 21, 2016. For additional information on risks related to regulation, please refer to the Annual report on Form 20-F under “Item 3. Key Information – B. Risk Factors.”

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed- and floating-rate debts, and (iii) to lock in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of those instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long term debt and derivative financial instruments as of September 30, 2016 and December 31, 2015 are as follows:

Table 10

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2016		December 31, 2015
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(5,674.3)	$(5,876.6)	$(5,836.6)	$(5,838.6)
Derivative financial instruments
Early settlement options	1.0	1.0	1.0	1.0
Foreign exchange forward contracts[3]	(2.9)	(2,9)	9.3	9.3
Interest rate swaps	(0.5)	(0.5)	(0.8)	(0.8)
Cross-currency interest rate swaps[3]	805.0	805.0	945.2	945.2

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of the long-term debt does not include the fair value of early settlement options, which is presented separately in the table.
[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and the underlying instrument’s adjusted implicit interest rate and credit premium.

The gains and losses on valuation and translation of financial instruments in the third quarter and the first nine months of 2016 and 2015 are summarized in Table 11.

Table 11

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Loss (gain) on the ineffective portion of fair value hedges	$0.7	$(2.1)	$0.6	$(3.6)
Loss on the ineffective portion of cash flow hedges	0.1	0.4	0.2	1.6
Gain on embedded derivatives related to long term debt	(0.1)	(0.1)	(0.2)	(0.2)
Gain on reversal of embedded derivatives on debt redemption	—	—	—	(0.4)

	$0.7	$(1.8)	$0.6	$(2.6)

A loss on cash flow hedges of $20.7 million and a gain on cash flow hedges of $25.5 million were recorded under “Other comprehensive income” in the third quarter and first nine months of 2016 respectively (gains of $70.2 million and $45.3 million in the third quarter and first nine months of 2015 respectively).

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to successfully continue developing its network and facilities-based mobile services;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspaper, broadcasting and other media advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour toward Quebecor Media’s product suite;

•

unanticipated higher capital spending required to deploy its network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement successfully its business and operating strategies and manage its growth and expansion;

•

disruptions to the network through which Quebecor Media provides its digital television, Internet access, telephony and Club illico services, and its ability to protect such services from piracy, unauthorized access or other security breaches;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that affect a portion of Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2016	2015	2016	2015

Revenues	2	$998.3	$974.5	$2,966.2	$2,867.3

Employee costs	3	165.5	160.9	528.0	518.9
Purchase of goods and services	3	439.5	423.2	1,327.6	1,270.8
Depreciation and amortization		161.5	167.9	483.7	515.1
Financial expenses	4	76.7	74.4	225.4	230.4
Loss (gain) on valuation and translation of financial instruments	5	0.7	(1.8)	0.6	(2.6)
Restructuring of operations, gain on litigation and other items	6	1.2	(135.2)	15.2	(125.1)
Impairment of goodwill and other assets	7	40.9	197.0	40.9	227.0
Loss on debt refinancing		–	–	–	12.1
Income before income taxes		112.3	88.1	344.8	220.7
Income taxes (recovery):
Current		51.2	31.0	130.5	54.7
Deferred		(11.0)	19.8	(27.2)	26.9
		40.2	50.8	103.3	81.6
Income from continuing operations		72.1	37.3	241.5	139.1
Loss from discontinued operations	14	–	(2.7)	–	(18.8)
Net income		$72.1	$34.6	$241.5	$120.3
Income (loss) from continuing operations attributable to
Shareholders		$82.3	$48.2	$255.9	$157.2
Non-controlling interests		(10.2)	(10.9)	(14.4)	(18.1)
Net income (loss) attributable to
Shareholders		$82.3	$45.9	$255.9	$140.1
Non-controlling interests		(10.2)	(11.3)	(14.4)	(19.8)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2016	2015	2016	2015

Income from continuing operations		$72.1	$37.3	$241.5	$139.1

Other comprehensive loss from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments		(20.7)	70.2	25.5	45.3
Deferred income taxes		(1.6)	(20.2)	17.6	(34.3)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)		18.0	–	(121.0)	–
Deferred income taxes		(4.8)	–	32.3	–
Reclassification to income:
Gain related to cash flow hedges		–	–	–	(3.9)
Deferred income taxes		–	–	–	(0.4)
		(9.1)	50.0	(45.6)	6.7
Comprehensive income from continuing operations		63.0	87.3	195.9	145.8

Loss from discontinued operations	14	–	(2.7)	–	(18.8)
Comprehensive income		$63.0	$84.6	$195.9	$127.0
Comprehensive income (loss) from continuing operations attributable to
Shareholders		$72.0	$98.2	$214.9	$164.0
Non-controlling interests		(9.0)	(10.9)	(19.0)	(18.2)
Comprehensive income (loss) attributable to
Shareholders		$72.0	$95.9	$214.9	$146.9
Non-controlling interests		(9.0)	(11.3)	(19.0)	(19.9)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended September 30, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$793.7	$221.7	$7.8	$(24.9)	$998.3
Employee costs	88.6	60.6	2.4	13.9	165.5
Purchase of goods and services	341.5	126.6	6.7	(35.3)	439.5
Adjusted operating income[1]	363.6	34.5	(1.3)	(3.5)	393.3

Depreciation and amortization					161.5
Financial expenses					76.7
Loss on valuation and translation of financial instruments					0.7
Restructuring of operations and other items					1.2
Impairment of goodwill and other assets					40.9
Income before income taxes					$112.3

Additions to property, plant and equipment	$152.0	$10.1	$0.7	$1.0	$163.8
Additions to intangible assets	28.7	2.4	0.8	0.5	32.4

	Three months ended September 30, 2015
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$754.2	$239.0	$6.2	$(24.9)	$974.5
Employee costs	83.7	65.9	2.7	8.6	160.9
Purchase of goods and services	319.4	130.2	8.3	(34.7)	423.2
Adjusted operating income[1]	351.1	42.9	(4.8)	1.2	390.4

Depreciation and amortization					167.9
Financial expenses					74.4
Gain on valuation and translation of financial instruments					(1.8)
Restructuring of operations, gain on litigation and other items					(135.2)
Impairment of goodwill and other assets					197.0
Income before income taxes					$88.1

Additions to property, plant and equipment	$177.8	$9.1	$4.0	$–	$190.9
Additions to intangible assets	22.7	2.4	34.3	1.2	60.6

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)

(unaudited)

	Nine months ended September 30, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$2,346.6	$672.0	$24.8	$(77.2)	$2,966.2
Employee costs	283.7	198.6	8.1	37.6	528.0
Purchase of goods and services	978.1	434.7	22.9	(108.1)	1,327.6
Adjusted operating income[1]	1,084.8	38.7	(6.2)	(6.7)	1,110.6

Depreciation and amortization					483.7
Financial expenses					225.4
Loss on valuation and translation of financial instruments					0.6
Restructuring of operations and other items					15.2
Impairment of goodwill and other assets					40.9
Income before income taxes					$344.8

Additions to property, plant and equipment	$507.9	$28.9	$1.9	$2.4	$541.1
Additions to intangible assets	93.3	7.6	1.1	2.2	104.2

	Nine months ended September 30, 2015
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$2,229.9	$705.7	$13.1	$(81.4)	$2,867.3
Employee costs	267.2	218.4	7.1	26.2	518.9
Purchase of goods and services	925.9	439.4	14.6	(109.1)	1,270.8
Adjusted operating income[1]	1,036.8	47.9	(8.6)	1.5	1,077.6

Depreciation and amortization					515.1
Financial expenses					230.4
Gain on valuation and translation of financial instruments					(2.6)
Restructuring of operations, gain on litigation and other items					(125.1)
Impairment of goodwill and other assets					227.0
Loss on debt refinancing					12.1
Income before income taxes					$220.7

Additions to property, plant and equipment	$481.0	$24.8	$8.7	$0.1	$514.6
Additions to intangible assets	281.2	6.5	34.6	2.8	325.1

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, gain on litigation and other items, impairment of goodwill and other assets, loss on debt refinancing, income taxes and loss from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive loss	attributable to non- controlling interests	Total equity
	(note 10)			(note 12)

Balance as of December 31, 2014	$4,116.1	$1.3	$(2,273.4)	$(84.6)	$125.9	$1,885.3
Net income (loss)	–	–	140.1	–	(19.8)	120.3
Other comprehensive loss	–	–	–	6.8	(0.1)	6.7
Dividends	–	–	(75.0)	–	–	(75.0)
Repurchase of shares	(289.7)	–	(210.5)	–	–	(500.2)
Issuance of shares of a subsidiary to non-controlling interests	–	–	–	–	12.1	12.1
Non-controlling interests and business acquisitions	–	–	18.3	–	(17.8)	0.5
Balance as of September 30, 2015	3,826.4	1.3	(2,400.5)	(77.8)	100.3	1,449.7
Net income (loss)	–	–	67.5	–	(0.4)	67.1
Other comprehensive loss	–	–	–	(58.2)	(0.9)	(59.1)
Dividends	–	–	–	–	(0.2)	(0.2)
Reduction of paid-up capital	(25.0)	–	–	–	–	(25.0)
Non-controlling interests and business acquisitions	–	–	(1.8)	–	2.1	0.3
Balance as of December 31, 2015	3,801.4	1.3	(2,334.8)	(136.0)	100.9	1,432.8
Net income (loss)	–	–	255.9	–	(14.4)	241.5
Other comprehensive loss	–	–	–	(41.0)	(4.6)	(45.6)
Dividends	–	–	–	–	(0.1)	(0.1)
Reduction of paid-up capital	(75.0)	–	–	–	–	(75.0)
Balance as of September 30, 2016	$3,726.4	$1.3	$(2,078.9)	$(177.0)	$81.8	$1,553.6

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2016	2015	2016	2015
Cash flows related to operating activities
Income from continuing operations		$72.1	$37.3	$241.5	$139.1
Adjustments for:
Depreciation of property, plant and equipment		137.7	146.1	411.6	439.1
Amortization of intangible assets		23.8	21.8	72.1	76.0
Loss (gain) on valuation and translation of financial instruments	5	0.7	(1.8)	0.6	(2.6)
Impairment of goodwill and other assets	7	40.9	197.0	40.9	227.0
Loss on debt refinancing		–	–	–	12.1
Amortization of financing costs and long-term debt discount	4	1.8	1.5	5.2	5.3
Deferred income taxes		(11.0)	19.8	(27.2)	26.9
Other		(0.4)	0.4	2.3	2.8
		265.6	422.1	747.0	925.7
Net change in non-cash balances related to operating activities		76.3	(101.1)	67.2	(261.3)
Cash flows provided by continuing operating activities		341.9	321.0	814.2	664.4
Cash flows related to investing activities
Business acquisitions	8	–	(1.2)	(119.1)	(92.0)
Business disposals	14	–	12.1	3.0	316.3
Additions to property, plant and equipment		(163.8)	(190.9)	(541.1)	(514.6)
Additions to intangible assets		(32.4)	(60.6)	(104.2)	(325.1)
Proceeds from disposal of assets		1.3	0.5	2.3	2.4
Acquisition of tax deductions from the parent company		–	–	(8.4)
Other		13.0	(13.3)	13.3	(13.0)
Cash flows used in continuing investing activities		(181.9)	(253.4)	(754.2)	(626.0)
Cash flows related to financing activities
Net change in bank indebtedness		(20.4)	46.6	(1.1)	42.2
Net change under revolving facilities		(99.3)	366.8	29.6	368.2
Issuance of long-term debt, net of financing fees		–	370.1	–	370.1
Repayment of long-term debt		(1.9)	(413.9)	(11.4)	(645.1)
Settlement of hedging contracts		–	21.2	3.6	34.3
Repurchase of Common Shares		–	(500.2)	–	(500.2)
Issuance of shares of a subsidiary to non-controlling interests		–	–	–	12.1
Reduction of paid-up capital	10	(25.0)	–	(75.0)	–
Dividends		–	(25.0)	–	(75.0)
Dividends paid to non-controlling interests		–	–	(0.1)	–
Cash flows used in continuing financing activities		(146.6)	(134.4)	(54.4)	(393.4)
Net change in cash and cash equivalents from continuing operations		13.4	(66.8)	5.6	(355.0)
Cash flows used in discontinued operations	14	–	(1.4)	–	(21.4)
Cash and cash equivalents at beginning of period		10.8	87.1	18.6	395.3
Cash and cash equivalents at end of period		$24.2	$18.9	$24.2	$18.9
Cash and cash equivalents consist of
Cash		$22.7	$16.0	$22.7	$16.0
Cash equivalents		1.5	2.9	1.5	2.9
		$24.2	$18.9	$24.2	$18.9
Interest and taxes reflected as operating activities
Cash interest payments		$41.7	$33.4	$185.1	$181.6
Cash income tax payments (net of refunds)		14.0	34.4	77.9	134.0

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)		September 30	December 31
	Note	2016	2015

Assets

Current assets
Cash and cash equivalents		$24.2	$18.6
Accounts receivable		504.8	493.7
Income taxes		7.0	28.6
Amounts receivable from the parent corporation		2.6	–
Inventories		189.9	215.5
Prepaid expenses		55.5	45.9

		784.0	802.3
Non-current assets
Property, plant and equipment		3,512.0	3,379.9
Intangible assets		1,205.1	1,178.0
Goodwill		2,731.8	2,678.4
Derivative financial instruments		805.0	1,072.4
Deferred income taxes		42.6	29.5
Other assets		90.8	89.4

		8,387.3	8,427.6

Total assets		$9,171.3	$9,229.9

Liabilities and equity

Current liabilities
Bank indebtedness		$32.7	$33.8
Accounts payable and accrued charges		610.4	646.7
Provisions		64.1	67.1
Deferred revenue		350.1	321.5
Income taxes		32.2	9.1
Amounts payable to the parent corporation		–	5.7
Current portion of long-term debt	9	20.0	19.1

		1,109.5	1,103.0

Non-current liabilities
Long-term debt	9	5,630.7	5,781.5
Derivative financial instruments		3.4	118.7
Other liabilities		342.7	203.8
Deferred income taxes		531.4	590.1

		6,508.2	6,694.1
Equity
Capital stock	10	3,726.4	3,801.4
Contributed surplus		1.3	1.3
Deficit		(2,078.9)	(2,334.8)
Accumulated other comprehensive loss	12	(177.0)	(136.0)

Equity attributable to shareholders		1,471.8	1,331.9
Non-controlling interests		81.8	100.9

		1,553.6	1,432.8

Total liabilities and equity		$9,171.3	$9,229.9

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies, televisual products and video games through its video-on-demand service and rental stores. The operations of the Media segment in Québec include the operation of an over-the-air television network, the operation of specialty television services, the operation of studio rental, soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of Internet portals and specialized sites, the publishing of books and magazines, the distribution of books, magazines and movies, the distribution and production of music, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, and the operation of two Quebec Major Junior Hockey League teams.

The Media segment experiences significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Media segment depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2015 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on November 2, 2016.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2016.

2.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Services rendered	$896.5	$874.5	$2,713.6	$2,610.1
Product sales	101.8	100.0	252.6	257.2

	$998.3	$974.5	$2,966.2	$2,867.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Employee costs	$208.9	$204.3	$664.3	$649.6
Less employee costs capitalized to property, plant and equipment and intangible assets	(43.4)	(43.4)	(136.3)	(130.7)

	165.5	160.9	528.0	518.9
Purchase of goods and services
Royalties, rights and creation costs	154.3	153.6	520.0	534.5
Cost of products sold	99.8	83.0	248.9	220.9
Service contracts	42.9	42.4	126.7	120.8
Marketing, circulation and distribution expenses	29.5	27.8	84.2	71.5
Building expenses	20.6	20.9	69.0	62.7
Other	92.4	95.5	278.8	260.4

	439.5	423.2	1,327.6	1,270.8

	$605.0	$584.1	$1,855.6	$1,789.7

4.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Interest on long-term debt	$71.9	$68.7	$214.9	$216.3
Amortization of financing costs and long-term debt discount	1.8	1.5	5.2	5.3
Interest on net defined benefit liability	1.7	1.4	5.0	4.0
Loss (gain) on foreign currency translation on short-term monetary items	0.5	2.6	(0.5)	6.2
Other	0.8	0.2	0.8	(1.4)

	$76.7	$74.4	$225.4	$230.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Loss (gain) on the ineffective portion of fair value hedges	$0.7	$(2.1)	$0.6	$(3.6)
Loss on the ineffective portion of cash flow hedges	0.1	0.4	0.2	1.6
Gain on embedded derivatives related to long term debt	(0.1)	(0.1)	(0.2)	(0.2)
Gain on reversal of embedded derivatives on debt redemption	–	–	–	(0.4)

	$0.7	$(1.8)	$0.6	$(2.6)

6.	RESTRUCTURING OF OPERATIONS, GAIN ON LITIGATION AND OTHER ITEMS

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Restructuring of operations	$1.1	$3.6	$13.2	$12.4
Gain on litigation	–	(139.1)	–	(139.1)
Other items	0.1	0.3	2.0	1.6

	$1.2	$(135.2)	$15.2	$(125.1)

Restructuring of operations

Restructuring costs in 2016 and 2015 related to various cost reduction initiatives across the organization, mainly elimination of positions, and the migration of Videotron Ltd. (“Videotron”) subscribers from analog to digital services.

Gain on litigation

On March 6, 2015, the Court of Appeal of Quebec ruled in favour of Videotron and TVA Group Inc. (“TVA Group”), and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to pay Videotron $135.3 million and TVA Group $0.6 million, including interest, for negligence in failing to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. On October 15, 2015, the Supreme Court of Canada rejected Bell ExpressVu’s application for leave to appeal the judgment. The related $139.1 million gain was recorded in the third quarter of 2015.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	IMPAIRMENT OF GOODWILL AND OTHER ASSETS

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Impairment of goodwill	$40.1	$55.0	$40.1	$85.0
Impairment of property, plant and equipment	–	76.5	–	76.5
Impairment of intangible assets	0.8	65.5	0.8	65.5

	$40.9	$197.0	$40.9	$227.0

2016

During the third quarter of 2016, the Corporation performed an impairment test of its Magazines cash generating unit (“CGU”) in light of the continuous downtrend in advertising revenues in this industry. The Corporation concluded that the recoverable amount based on a value in use was less than the carrying amount of the Magazines CGU and recorded a goodwill impairment charge of $40.1 million (without any tax consequence). A pre-tax discount rate of 15.6% and a perpetual decline rate of 1.0% were used to estimate the recoverable amount.

An impairment charge on intangible assets of $0.8 million was also recorded in the Media segment.

2015

During the second quarter of 2015, the Corporation concluded that the recoverable amount was less than the carrying amount of the Newspapers CGU, which was negatively affected by the digital transformation and weak market conditions in the newspaper industry. Accordingly, the Corporation recorded a goodwill impairment charge of $30.0 million (without any tax consequence).

During the third quarter of 2015, the decrease in newspaper and commercial printing volumes at the Mirabel printing plant, and the continuous pressure on advertising revenues in the newspaper and television industries led the Corporation to perform impairment tests on its Newspapers and Broadcasting CGUs. The Corporation concluded that the recoverable amounts of its Newspaper and Broadcasting CGUs were less than their carrying values. Accordingly, a goodwill impairment charge of $55.0 million (without any tax consequence) and an impairment charge on other assets of $81.9 million, mainly related to Mirabel printing plant assets, were recorded for the Newspapers CGU. An impairment charge of $60.1 million on the TVA Network’s broadcasting licence (including $30.1 million without any tax consequence) was recorded for the Broadcasting.

8.	BUSINESS ACQUISITIONS

On January 7, 2016, Videotron acquired Fibrenoire inc., a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, Videotron paid an amount of $119.1 million, net of cash acquired of $1.8 million. An amount of $0.2 million was received in the second quarter of 2016 as a post-closing adjustment. The balance payable could be subject to adjustments related to certain conditions. The purchase price allocation was accounted for on a preliminary basis and will be finalized by the end of the year. The assets acquired are mainly comprised of tangible assets of $33.0 million and intangible assets, including goodwill, of $100.0 million. Goodwill arising from this acquisition reflects anticipated synergies and future growth potential.

An amount of $0.2 million was also paid in the first quarter of 2016 on a 2015 business acquisition.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	LONG-TERM DEBT

Components of long-term debt are as follows:

	September 30, 2016	December 31, 2015
Long-term debt	$5,674.3	$5,836.6
Change in fair value related to hedged interest rate risk	20.4	11.4
Adjustment related to embedded derivatives	0.4	0.6
Financing fees, net of amortization	(44.4)	(48.0)

	5,650.7	5,800.6
Less current portion	(20.0)	(19.1)

	$5,630.7	$5,781.5

In June 2016, Quebecor Media amended its secured revolving credit facility to extend the maturity to July 2020 and Videotron amended its secured revolving credit facility and unsecured revolving credit facility to extend their maturity to July 2021. Some of the terms and conditions related to these credit facilities were also amended.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2015	95,983,176	$3,801.4
Reduction of paid-up capital	–	(75.0)

Balance as of September 30, 2016	95,983,176	$3,726.4

During the nine-month period ended September 30, 2016, the Corporation reduced its paid-up capital for a total cash consideration of $75.0 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the stock option plans in which management of the Corporation and its subsidiaries participates, for the nine-month period ended September 30, 2016:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2015 and September 30, 2016	680,000	$25.37

Vested options as of September 30, 2016	131,666	$23.56

Quebecor Media
As of December 31, 2015	1,482,494	$60.44
Exercised	(246,461)	55.71
Cancelled	(79,700)	65.16

As of September 30, 2016	1,156,333	$61.12

Vested options as of September 30, 2016	315,778	$56.27

TVA Group
As of December 31, 2015	463,371	$13.30
Expired	(105,739)	15.29

As of September 30, 2016	357,632	$12.71

Vested options as of September 30, 2016	283,632	$14.11

During the three-month period ended September 30, 2016, 167,000 stock options of Quebecor Media were exercised for a cash consideration of $2.2 million (225,835 stock options for $3.9 million in 2015). During the nine-month period ended September 30, 2016, 246,461 stock options of Quebecor Media were exercised for a cash consideration of $3.6 million (468,507 stock options for $9.3 million in 2015).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	STOCK-BASED COMPENSATION PLANS (continued)

Mid-term stock-based compensation plan

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. The following table provides details of changes to outstanding units in this plan, for the nine-month period ended September 30, 2016:

	Outstanding units
	Number	Weighted average exercise price
As of December 31, 2015	738,174	$28.68
Exercised	(24,361)	21.78

As of September 30, 2016	713,813	$28.92

During the second quarter of 2016, a cash consideration of $0.3 million was paid upon the exercise of 24,361 units (none in 2015).

Differed share unit and performance share unit plans

On July 10, 2016, TVA Group established a differed share unit (“DSU”) plan and a performance share unit (“PSU”) plan for its employees based on TVA Group Class B Non-voting Shares (“TVA Group Class B Shares “). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on TVA Group Class B Shares. No treasury shares will be issued for the purposes of these plans. As of September 30, 2016, 159,499 DSUs and 212,671 PSUs were outstanding under these plans.

On July 13, 2016, Quebecor also established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B Subordinate Shares (“Quebecor Class B Shares”) and, in the case of the DSU plan, also on TVA Group Class B Shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. No treasury shares will be issued for the purposes of these plans. As of September 30, 2016, 65,675 DSUs based on Quebecor Class B Shares, 33,307 DSUs based on TVA Group Class B Shares and 82,734 PSUs based on Quebecor Class B Shares were outstanding under these plans.

Stock-based compensation expense

For the three-month period ended September 30, 2016, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $7.2 million ($1.1 million in 2015). For the nine-month period ended September 30, 2016, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $13.9 million ($3.2 million in 2015).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2014	$(39.4)	$(45.2)	$(84.6)
Other comprehensive income	6.8	–	6.8

Balance as of September 30, 2015	(32.6)	(45.2)	(77.8)
Other comprehensive loss	(38.5)	(19.7)	(58.2)

Balance as of December 31, 2015	(71.1)	(64.9)	(136.0)
Other comprehensive income (loss)	43.1	(84.1)	(41.0)

Balance as of September 30, 2016	$(28.0)	$(149.0)	$(177.0)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7 3/4-year period.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly

 (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors, and the underlying instrument’s adjusted implicit interest rate and credit premium.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2016 and December 31, 2015 are as follows:

	September 30, 2016		December 31, 2015
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(5,674.3)	$(5,876.6)	$(5,836.6)	$(5,838.6)
Derivative financial instruments
Early settlement options	1.0	1.0	1.0	1.0
Foreign exchange forward contracts[3]	(2.9)	(2.9)	9.3	9.3
Interest rate swaps	(0.5)	(0.5)	(0.8)	(0.8)
Cross-currency interest rate swaps[3]	805.0	805.0	945.2	945.2

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of the long-term debt does not include the fair value of early settlement options, which is presented separately in the table.
[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

14.	DISCONTINUED OPERATIONS

In February 2015, the Corporation closed its specialty channel, SUN News.

On April 13, 2015, the Corporation completed the sale of all of its English-language newspaper operations in Canada, consisting of more than 170 newspapers and publications, the Canoe English-language portal and 8 printing plants, including the Islington, Ontario plant, for a cash consideration consisting of $305.5 million, less cash disposed of $1.9 million. An amount of $1.3 million was paid in the third quarter of 2015 as an adjustment related to working capital items.

On September 27, 2015, the Corporation completed the sale of Archambault Group Inc.’s retail operations, consisting of the 14 Archambault stores, the archambault.ca website, and the English-language Paragraphe Bookstore, for a cash consideration consisting of $14.5 million, less cash disposed of $1.1 million, and a balance of $3.0 million received in the first quarter of 2016.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	DISCONTINUED OPERATIONS (continued)

For the three-month and nine-month periods ended September 30, 2015, the results of operations and cash flows related to these businesses are presented as discontinued operations in the consolidated statements of income and cash flows as follows:

Consolidated statements of income

	Three months ended September 30, 2015	Nine months ended September 30, 2015
Revenues	$24.3	$194.1
Expenses	28.2	212.7

Loss before income taxes	(3.9)	(18.6)
Income taxes	(0.7)	(3.4)
Gain (loss) on disposal of businesses	0.5	(3.6)

Loss and comprehensive loss from discontinued operations	$(2.7)	$(18.8)

Consolidated statements of cash flows

	Three months ended September 30, 2015	Nine months ended September 30, 2015
Cash flows related to operating activities	$(1.4)	$(20.2)
Cash flows related to investing activities	–	(1.2)

Cash flows used in discontinued operations	$(1.4)	$(21.4)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Senior Vice President and Chief Financial Officer

Date: NOVEMBER 9, 2016